10f-3 Restricted Underwriting
Transaction

Record of Securities Purchased Under the Rule 10f-3 Procedures

1. Name of Purchasing Portfolio: ____Sterling Capital Virginia
Intermediate Tax-Free Fund___

2. Issuer: ____Chesapeake Bay VA Bridge & Tunnel_______________

3. Date of Purchase:
___11/9/16______________________________________________

4. Underwriter from whom purchased: __BAML_______________________________

5. Name of Affiliated Broker (as defined by Rule 10f-3) managing or participating in syndicate: ___BB&T Capital
Markets_____________________________________________________

6. Aggregate principal amount of purchase:
___$1,249,768.10____________________________

7. Aggregate principal amount of offering:
____$321,515,000___________________________

8. Purchase price (Net of fees and
expenses):___115.186________________________________

9. Date offering commenced:
____11/9/16__________________________________________

10. Commission, spread or profit:
___$2.00___________________________________________


Have the following conditions been satisfied:
a. The securities are in part of an issue registered under the Securities Act of 1933, which is being offered to the public, or are "municipal securities" as defined in Section 3(a)(29) of the Securities Exchange
Act of 1934 or is in part of an "Eligible Foreign Offering" as defined in the Rule or an "Eligible Rule 144A Offering" as defined in the
Rule.   YES

b. The purchase was made prior to the end of the first day on which any sales were made at no more than the price paid by each other purchaser of securities in that offering or any concurrent offering or, if a rights offering, the securities were purchased on or before the fourth day preceding the day on which the rights offering terminated. YES
c. The underwriting was a firm commitment underwriting.  YES

d. The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar to securities during the same period. YES

e. In respect of any securities other than municipal securities, the issuer of such securities has been in continuous operation of not less than three years (including operations of predecessors), or in respect of any municipal securities, the issue of such securities has received an investment grade rating from a nationally recognized statistical rating organization or, if the issuer or entity supplying the revenues from which the issue is to be paid shall have been in continuous operation for less than three years (including the operations of any predecessors), it has received one of the three highest ratings from at least one such rating service. YES

f. The amount of such securities purchased by all of the Portfolio and investment companies advised by the Adviser did not exceed 25% of any such class or, in the case of an Eligible Rule 144A Offering, 25% of the total of the principal amount of any class sold to Qualified Institutional Buyers plus the principal amount of such class in any concurrent public offering. YES

g. No affiliated underwriter was a direct or indirect participant or benefited directly or indirectly from the purchase. YES
Portfolio Manager: __Robert F. Millikan___________________________ Chief Compliance Officer: ____Brian Moran_______________
Date: _____12/1/2016____________